

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Via U.S. Mail
Mr. Yijun Hu
Chief Executive Officer
Hengyi International Industries Group, Inc.
No. 1 Xinhua Road, He Ping District
Tianjin City, China 300021

Re: Hengyi International Industries Group, Inc.
Item 4.01 Form 8-K
Filed December 6, 2013
File No. 000-54603

Dear Mr. Hu:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed December 6, 2013

1. Please revise your disclosure to indicate whether during your two most recent fiscal years ended September 30, 2012 and any subsequent interim period prior to HHC's engagement, you or someone on your behalf consulted with HHC regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by HHC, in either case where written or oral advice provided by HHC would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors, RBSM LLP or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

2. Please revise your disclosure in the fourth paragraph to state, if true, that you engaged HHC as your independent accounting firm for the year ended September 30, 2013. It is unclear to us why you currently refer to the year ended December 31, 2013.

3. We note that you have not yet filed an Exhibit 16 letter from RBSM LLP. When you amend your Form 8-K, please file an Exhibit 16 letter that indicates whether your former accountants agree with the disclosures in that amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief